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                                                                      Exhibit 21

Subsidiaries

Seminis Vegetable Seeds, Inc., a corporation organized under the laws of the State of California

Peto International, Inc., a corporation organized under the laws of the State of California

Incotec, Inc., a corporation organized under the laws of the State of California

SVS Holland, B.V., a corporation organized under the laws of Holland

SVS Europe, B.V., a corporation organized under the laws of Holland

Asgrow Italia Vegetable Seeds, S.r.L., organized under the laws of Italy

Peto Italiana, S.r.L., an entity organized under the laws of Italy

Royal Sluis Italia, S.r.L., an entity organized under the laws of Italy

Hungnong Seed Co., Ltd., an entity organized under the laws of the Republic of South Korea

Choong Ang Seed Co., Ltd., an entity organized under the laws of the Republic of South Korea

Seminis Vegetable Seeds Iberica, S.A., a corporation organized under the laws of Spain